UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004.

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from to .

Commission file number 000-26076

SINCLAIR BROADCAST GROUP, INC.
401(k) RETIREMENT SAVINGS PLAN

(Full Title of Plan)

SINCLAIR BROADCAST GROUP, INC.

10706 BEAVER DAM ROAD

HUNT VALLEY, MD 21030

(Name of issuer of the securities held pursuant to the Plan
and address of its principal executive office)

SINCLAIR BROADCAST GROUP, INC.
401(K) RETIREMENT SAVINGS PLAN

Audited Financial Statements and Supplemental Schedule

Year ended December 31, 2004 with Report of Independent Registered Public Accounting Firm

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

Year ended December 31, 2004

Contents

Report of Independent Registered Public Accounting Firm

Audited Financial Statements

Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedule

Schedule of Assets (Held at End of Year)

Report of Independent Registered Public Accounting Firm

Administrative Committee
Sinclair Broadcast Group, Inc. 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Sinclair Broadcast Group, Inc. 401(k) Retirement Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Baltimore, Maryland
June 27, 2005

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003

Assets
Investments	$67,330,140	$61,342,099

Receivables:
Employer contributions	1,501,800	1,391,172
Net assets available for benefits	$68,831,940	$62,733,271

See accompanying notes.

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions
Investment income:
Interest	$88,551
Net realized and unrealized appreciation in aggregate fair value of investments	2,958,990
Net investment income	3,047,541

Contributions:
Employee	6,164,363
Employer	1,482,656
Total contributions	7,647,019

Total additions	10,694,560

Deductions
Benefit payments	5,329,806
Administrative expenses	29,548
Total deductions	5,359,354

Transfer from other plan	763,463

Net increase	6,098,669

Net assets available for benefits:
Beginning of year	62,733,271
End of year	$68,831,940

See accompanying notes.

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2004

1.              Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting. Certain administrative expenses are borne by Sinclair Broadcast Group, Inc.

Investment Valuation and Income Recognition

Except for the investment contracts, the Sinclair Broadcast Group, Inc. 401(k) Retirement Savings Plan’s (the Plan’s) investments are stated at fair value, which equals the quoted market price on the last business day of the Plan year. The fair value of the participation units owned by the Plan in the pooled separate accounts is based on quoted redemption values on the last business day of the Plan year as determined by Massachusetts Mutual Life Insurance Company (Mass Mutual). The participant loans are valued at their outstanding balances, which approximate fair value.

Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals, plus accrued interest, because these investments have fully benefit-responsive features. Under certain conditions, participants may receive less than the contract value of their accounts invested in the investment contracts, as determined by Mass Mutual. At December 31, 2004, there are no reserves against contract values for credit risk of contract issuers or otherwise. The fair value of the investment contracts at December 31, 2004 and 2003 was $4,470,572 and $4,114,556, respectively. The crediting interest rate for these investment contracts is reset bi-annually by the issuer but cannot be less than permanent minimum interest rate of 3%.  The interest rate was 3.3% and 3.7% at December 31, 2004 and 2003, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Sinclair Broadcast Group, Inc. Common Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of our common stock and funds held in the Investors Bank and Trust Money Market Fund sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of our common stock and the cash investments held by the Fund. At December 31, 2004, 631,353 units were outstanding with a value of $6.67 per unit.  At December 31, 2003, 618,866 units were outstanding with a value of $10.67 per unit.

Benefit Payments

Benefit payments are recorded when paid.

2.              Plan Description

General

The Plan was adopted on January 1, 1988 and was amended and restated effective January 1, 2002 pursuant to a Mass Mutual Non-standardized 401(k) Profit Sharing Plan Prototype Plan Document. The Plan is a participatory defined contribution plan covering substantially all of our employees. An employee is eligible to participate in the Plan upon attaining 21 years of age and having completed one year of service, defined as 1,000 hours worked in a twelve month consecutive period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On January 1, 2003, we increased our ownership interest in Acrodyne Communications, Inc. (Acrodyne) and accordingly began consolidating the financial statements of Acrodyne. As a result of this transaction, 45 employees of Acrodyne became eligible to participate in the Plan effective January 1, 2004 and the defined contribution plan sponsored by Acrodyne merged into our Plan. The transfer of assets from the Acrodyne plan is shown in the accompanying Statement of Changes in Net Assets available for Benefits.

Contributions

Employees contribute to the Plan through payroll deductions, up to a maximum of 98% of their base pay. Each participant’s account is credited with the participant’s contribution, our matching contribution, and their pro rata share of earnings or losses on invested assets of the trust funds. Our matching contribution for all participating employees is discretionary and during 2004 was equal to 50% of the employees’ contributions up to a maximum deferral of 4% of their base pay. Participants must be employed at the end of the Plan year and have completed at least 1,000 hours of service in order to receive our matching contributions. Contributions to the Plan are invested in the available investment options in accordance with the participant’s election. A terminating member of the Plan has the option to maintain their account (if the balance is over $5,000) or be paid the current value of their contributions to the Plan reduced by any outstanding loan balances. Unless the member is fully vested, as defined, they must forfeit the current value of the employer’s contribution to their account. In accordance with the terms of the Plan, such forfeitures are first applied to pay administrative expenses of the Plan, if any, and then to reduce future contributions required of the employer. Participants are fully vested in their contribution to the Plan and related earnings. Under the provisions of the Plan, eligible employees become 20% vested in employer contribution amounts credited to their account after two years of service, 40% vested after three years of service, 60% vested after four years of service, 80% vested after five years of service and 100% vested after six years of service.

Unallocated assets in the Plan were approximately $287,000 and $355,000 as of December 31, 2004 and 2003, respectively.

The December 31, 2004 and 2003 employer contributions include a receivable that was funded subsequent to the Plan’s year end with our common stock. We may also make additional discretionary profit sharing contributions each year. There were no additional discretionary contributions during 2004.

Upon enrollment, a participant may direct employee contributions to any of the Plan’s available fund options. Employer contributions are invested in our common stock, but may be redirected by participants to other fund options immediately.

Payment of Benefits

Participants may elect one of several methods to receive their vested benefits including: (a) a joint and survivor option whereby the employee receives a reduced monthly benefit during his/her lifetime and, upon death, the surviving spouse will receive a monthly benefit for his/her lifetime; (b) the purchase of a life annuity; (c) equal installments over a period of not more than the participant’s assumed life expectancy (or participant’s and participant’s beneficiary’s assumed life expectancy) at the time of distribution; (d) a lump sum distribution; or (e) partial distributions. In the absence of such election by the participant, the method of distribution shall be determined by the Plan. Upon termination of employment before normal retirement, a lump sum distribution may also be made.

Participant Loans

Participants have the option to borrow from the vested portion of their account. The minimum loan amount is $1,000 and the maximum loan permitted is the lesser of: (1) $50,000; or (2) one-half of their vested balance, and is secured by the balance in the participant’s account with interest charged based on the prime rate at the time of borrowing. Participants may have two loans outstanding at one time. Generally, the term of the loans may not exceed five years. Interest income from these loans is treated as income to the Plan and is allocated with other earnings on investments. Principal and interest are paid ratably through monthly payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, we have the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

3.              Investments

During 2004, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in aggregate fair value as follows:

Net realized and unrealized appreciation (depreciation) in aggregate fair value:
Pooled separate accounts	$5,624,041
Sinclair Broadcast Group, Inc. Common Stock	(2,665,051)
$2,958,990

The following presents individual investments that represent 5% or more of the Plan’s net assets at December 31:

	2004	2003

Select Focused Value (Harris/C&B)	$12,858,142	$11,794,440
(1) Select Large Cap Value (Davis)	12,810,310	11,332,490
(1) Select Overseas (AmerCent/Harris)	6,235,542	5,055,189
Select Growth Equity (GMO), (formerly MassMutual Growth Equity (MFS))	5,526,637	5,323,361
(1) Select Fundamental Value (Wellington)	4,759,193	4,189,775
SF Guaranteed Interest Fund	4,470,572	4,114,556
Sinclair Broadcast Group, Inc. Common Stock Fund	4,209,834	6,601,124
Premier Strategic Income (OFI), (formerly Strategic Income (Oppenheimer))	3,772,750	3,378,641
Premier Core Bond (Babson), (formerly MassMutual Core Bond (Babson))	3,740,682	3,767,944

(1) The names of these accounts as previously reported changed from MassMutual to Select.

4.             Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated April 23, 2002 stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code and, therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan sponsor has determined that it is eligible to, and has chosen to, rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5.             Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6.              Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2004	2003

Net assets available for benefits per the financial statements	$68,831,940	$62,733,271
Less: employer contributions receivable at end of year	(1,501,800)	(1,391,172)
Net assets available for benefits per Form 5500	$67,330,140	$61,342,099

The following is a reconciliation of employer contributions per the financial statements to the Form 5500 for the year ended December 31, 2004:

Employer contributions per financial statements	$1,482,656
Less: employer contribution receivable at end of year	(1,501,800)
Add: employer contribution receivable at beginning of year	1,391,172
Other	(7,108)
Employer contributions per Form 5500	$1,364,920

The financial statements are prepared on an accrual basis whereas the Form 5500 is prepared on a modified cash basis.

Supplemental Schedule

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

EIN: 52-1494660 Plan # 001

Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost (2)	Current Value
Guaranteed investment contract:
(1) SF Guaranteed Interest Fund	389,351 units		$4,470,572

Pooled separate accounts:
(1)(3) Select Large Cap Value (Davis)	121,192 units		12,810,310
(1)(3) Select Focused Value (Harris/C&B)	64,128 units		12,858,142
(1)(3) Select Overseas (AmerCent/Harris)	55,424 units		6,235,542
(1) Select Growth Equity (GMO), (formerly MassMutual Growth Equity (MFS))	66,058 units		5,526,637
(1)(3) Select Fundamental Value (Wellington)	42,934 units		4,759,193
Premier Strategic Income (OFI), (formerly Premier Strategic Income (Oppenheimer))	25,162 units		3,772,750
(1) Premier Core Bond (Babson), (formerly MassMutual Core Bond (Babson))	27,168 units		3,740,682
(1)(3) Select Mid Cap Growth II (TRP)	11,963 units		1,568,978
(1)(3) Select Aggressive Growth (Sands)	19,844 units		1,171,514
(1)(3) Select Small Company Value (Clover/TRP/EARNEST)	6,290 units		925,175
(1)(3) Select Value Equity (Fidelity)	7,504 units		827,333
Spectrum Growth (T. Rowe Price)	2,951 units		766,241
Premier Global (OFI), (formerly Global (Oppenheimer))	4,156 units		734,008
(1) Select Small Company Growth (Mazama/Eagle), (formerly MassMutual Small Company Growth (Mazama/Allied))	3,594 units		408,749
Premier Small Company Opportunities (Babson)	1,407 units		390,119
(1)(3) Select Small Cap Growth Equity (W&R/Wellington)	2,018 units		296,774
Select Strategic Bal (Salomon/Western), (formerly JCC Balanced (Janus))	2,614 units		268,721
Discovery (OFI), (formerly Discovery (Oppenheimer))	1,373 units		195,157
Total pooled separate accounts			61,726,597
(1) SBGI Common Stock	616,466 units		4,110,570
(1) IBT Money Market	14,887 units		99,264
(1) Cash and cash equivalents	1.25%		7

(1) Participant loans	5.00%-10.50%		1,393,702
Total investments			$67,330,140

(1) Party in interest

(2) Historical cost has not been presented, as all investments are participant directed.

(3) The names of these accounts as previously reported changed from MassMutual to Select.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SINCLAIR BROADCAST GROUP, INC.

	By:	/s/ David R. Bochenek
David R. Bochenek
Chief Accounting Officer

Dated: June 29, 2005

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm